SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 29 June 2007

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








Issue of Debt


Bank of Ireland (Governor & Co)


29 June 2007


"The Governor and Company of the Bank of Ireland ("Bank of Ireland") issues $600 million dated callable step-up floating rate subordinated notes due July 2018."


Bank of Ireland announces that it has launched and priced an issue of $600 million dated callable step-up floating rate notes due July 2018 ("the notes") (Reg S only). The transaction is part of Bank of Ireland's normal capital management process. HSBC and UBS Investment Bank acted as joint lead managers on the transaction with Bank of Ireland Global Markets acting as Senior Co-Lead.


The notes have been priced with a coupon of 22 bps over 3 month US$ Libor and issued at 99.897%. Interest will be payable quarterly in arrears until 5 July 2013. The notes are callable at par at the option of Bank of Ireland, subject to regulatory approval, on 5 July 2013, and every coupon payment date thereafter. If the notes are not called on 5 July 2013 the coupon resets to a floating rate of 72 bps over 3 month US$ Libor.


Application will be made to the Irish Stock Exchange for admission of the notes to the Official list with stabilisation in accordance with article 9(2) of Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).


Enquiries:


Brian Kealy, Head of Capital Management 003531 - 6043526


Geraldine Deighan, Head of Investor Relations 003531 -6043501


Dan Loughrey, Head of Group Corporate Communications 003531 - 6043833


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 29 June 2007